UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 19, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Galmed Pharmaceuticals Ltd.

File No. 1-36345 - CF#32337

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Galmed Pharmaceuticals Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to a Form 20-F filed on March 31, 2015.

Based on representations by Galmed Pharmaceuticals Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.8	through December 31, 2017
Exhibit 4.9	through March 31, 2025
Exhibit 4.10	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary